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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            INFUSYSTEM HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                   COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    45685k102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DAVID GERBER
                            GREAT POINT PARTNERS, LLC
                           165 MASON STREET, 3RD FLOOR
                              GREENWICH, CT 06830.
                                 (203) 971-3300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                OCTOBER 25, 2007
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
CUSIP No.  45685k102
------------------------


================================================================================

   1    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Great Point Partners, LLC
--------------------------------------------------------------------------------

   2    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [_]

        (b) [_]
--------------------------------------------------------------------------------

   3    SEC Use Only
--------------------------------------------------------------------------------

   4    Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------

   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

   6    Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

                            7    Sole Voting Power  -0-
    Number of Shares       -----------------------------------------------------

  Beneficially Owned by     8    Shared Voting Power  4,500,000
                           -----------------------------------------------------
  Each Reporting Person
                            9    Sole Dispositive Power  -0-
          With             -----------------------------------------------------

                            10   Shared Dispositive Power  4,500,000
--------------------------------------------------------------------------------

  11    Aggregate Amount Beneficially Owned by Each Reporting Person  4,500,000
--------------------------------------------------------------------------------

  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
--------------------------------------------------------------------------------

  13    Percent of Class Represented by Amount in Row (11)  21.4%
--------------------------------------------------------------------------------

  14    Type of Reporting Person (See Instructions)

              OO
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        ----------------------------------------------------------------
================================================================================

------------------------
CUSIP No.  45685k102
------------------------


================================================================================

   1    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Dr. Jeffrey R. Jay, M.D.
--------------------------------------------------------------------------------

   2    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [_]

        (b) [_]
--------------------------------------------------------------------------------

   3    SEC Use Only
--------------------------------------------------------------------------------

   4    Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------

   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

   6    Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------

                            7    Sole Voting Power  -0-
    Number of Shares       -----------------------------------------------------

  Beneficially Owned by     8    Shared Voting Power 4,500,000
                           -----------------------------------------------------
  Each Reporting Person
                            9    Sole Dispositive Power  -0-
          With             -----------------------------------------------------

                            10   Shared Dispositive Power  4,500,000
--------------------------------------------------------------------------------

  11    Aggregate Amount Beneficially Owned by Each Reporting Person  4,500,000
--------------------------------------------------------------------------------

  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
--------------------------------------------------------------------------------

  13    Percent of Class Represented by Amount in Row (11)  21.4%
--------------------------------------------------------------------------------

  14    Type of Reporting Person (See Instructions)

              IN
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        ----------------------------------------------------------------
================================================================================

------------------------
CUSIP No.  45685k102
------------------------


================================================================================

   1    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. David Kroin
--------------------------------------------------------------------------------

   2    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [_]

        (b) [_]
--------------------------------------------------------------------------------

   3    SEC Use Only
--------------------------------------------------------------------------------

   4    Source of Funds (See Instructions)  AF
--------------------------------------------------------------------------------

   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

   6    Citizenship or Place of Organization  United States
--------------------------------------------------------------------------------

                            7    Sole Voting Power  -0-
    Number of Shares       -----------------------------------------------------

  Beneficially Owned by     8    Shared Voting Power  4,500,000
                           -----------------------------------------------------
  Each Reporting Person
                            9    Sole Dispositive Power  -0-
          With             -----------------------------------------------------

                            10   Shared Dispositive Power  4,500,000
--------------------------------------------------------------------------------

  11    Aggregate Amount Beneficially Owned by Each Reporting Person  4,500,000
--------------------------------------------------------------------------------

  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
--------------------------------------------------------------------------------

  13    Percent of Class Represented by Amount in Row (11)  21.4%
--------------------------------------------------------------------------------

  14    Type of Reporting Person (See Instructions)

              IN
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        ----------------------------------------------------------------
================================================================================

------------------------
CUSIP No.  45685k102
------------------------


================================================================================

   1    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Biomedical Value Fund, L.P.
--------------------------------------------------------------------------------

   2    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [_]

        (b) [_]
--------------------------------------------------------------------------------

   3    SEC Use Only
--------------------------------------------------------------------------------

   4    Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------

   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

   6    Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------

                            7    Sole Voting Power  -0-
    Number of Shares       -----------------------------------------------------

  Beneficially Owned by     8    Shared Voting Power  2,430,000
                           -----------------------------------------------------
  Each Reporting Person
                            9    Sole Dispositive Power  -0-
          With             -----------------------------------------------------

                            10   Shared Dispositive Power  2,430,000
--------------------------------------------------------------------------------

  11    Aggregate Amount Beneficially Owned by Each Reporting Person 2,430,000
--------------------------------------------------------------------------------

  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
--------------------------------------------------------------------------------

  13    Percent of Class Represented by Amount in Row (11)  11.5%
--------------------------------------------------------------------------------

  14    Type of Reporting Person (See Instructions)

              PN
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        ----------------------------------------------------------------
================================================================================

------------------------
CUSIP No.  45685k102
------------------------


================================================================================

   1    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Biomedical Offshore Value Fund, Ltd.
--------------------------------------------------------------------------------

   2    Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [_]

        (b) [_]
--------------------------------------------------------------------------------

   3    SEC Use Only
--------------------------------------------------------------------------------

   4    Source of Funds (See Instructions)  PF
--------------------------------------------------------------------------------

   5    Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

   6    Citizenship or Place of Organization  Cayman Islands
--------------------------------------------------------------------------------

                            7    Sole Voting Power  -0-
    Number of Shares       -----------------------------------------------------

  Beneficially Owned by     8    Shared Voting Power  2,070,000
                           -----------------------------------------------------
  Each Reporting Person
                            9    Sole Dispositive Power  -0-
          With             -----------------------------------------------------

                            10   Shared Dispositive Power  2,070,000
--------------------------------------------------------------------------------

  11    Aggregate Amount Beneficially Owned by Each Reporting Person  2,070,000
--------------------------------------------------------------------------------

  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) |_|
--------------------------------------------------------------------------------

  13    Percent of Class Represented by Amount in Row (11)  9.8%
--------------------------------------------------------------------------------

  14    Type of Reporting Person (See Instructions)

              OO
        ----------------------------------------------------------------
        ----------------------------------------------------------------
        ----------------------------------------------------------------
================================================================================

This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on October 25, 2007 (the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing. Any reference to "this Schedule 13D" in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 3 is hereby amended by adding the following at the end thereof:

            BMVF purchased 810,000 shares of Common Stock of the issuer pursuant to the Founders Option Agreement (as hereinafter defined).

            BOVF purchased 690,000 shares of Common Stock of the issuer pursuant to the Founders Option Agreement.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby amended and restated as follows:

            BMVF owns in the aggregate 2,430,000 shares of Common Stock of the issuer. Such shares in the aggregate constitute 11.5% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

            BOVF owns in the aggregate 2,070,000 shares of Common Stock of the issuer. Such shares in the aggregate constitute 9.8% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

            Great Point is the investment manager of each of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, and special managing member of Great Point, has shared voting and investment power with respect to the shares of Common Stock held by BMVF and BOVF and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is hereby amended and restated as follows:

            On October 15, 2007, BMVF was assigned options to purchase 810,000 shares of Common Stock by Great Point. Great Point acquired such options pursuant to an Option Agreement, dated as of October 12, 2007 (the "Founders Option Agreement"), by and among

Great Point, Sean McDevitt, Pat Lavecchia, John Voris, Wayne Yetter and Jean Pierre Millon. Such options were exercisable by BMVF upon the satisfaction of certain conditions, including (1) the approval, by the requisite vote of the holders of the issuer's Common Stock, of the acquisition by the issuer of InfuSystems, Inc. and (2) the consummation of such acquisition. On October 15, 2007, BMVF also was assigned options to acquire warrants to purchase 899,999.64 shares of Common Stock of the issuer pursuant by Great Point. Great Point acquired such options to acquire such warrants pursuant to an Option Agreement, dated as of October 12, 2007 (the "FTN Option Agreement"), by and between Great Point and FTN Midwest Securities Corp. Such options to acquire such warrants are exercisable by BMVF upon the satisfaction of certain conditions, including (1) the approval, by the requisite vote of the holders of the issuer's Common Stock, of the acquisition by the issuer of InfuSystems, Inc., (2) the consummation of such acquisition and (3) the trading price for per of Common Stock of the issuer equaling or exceeding $8.00 for any 20 out of 30 consecutive trading days.

            On October 25, 2007, the option to purchase 810,000 shares subject to the Founders Option Agreement became exercisable due to the satisfaction of the conditions specified above. On December 4, 2007, BMVF exercised options to purchase all 810,000 shares.

            On October 15, 2007 BOVF was assigned options to purchase 690,000 shares of Common Stock of the issuer by Great Point. Great Point acquired such options pursuant to the Founders Option Agreement. Such options are exercisable by BOVF upon the satisfaction of certain conditions, including (1) the approval, by the requisite vote of the holders of the issuer's Common Stock, of the acquisition by the issuer of InfuSystems, Inc. and (2) the consummation of such acquisition. On October 15, 2007, BOVF also was assigned options to acquire warrants to purchase 766,666.36 shares of Common Stock of the issuer by Great Point. Great Point acquired such options to acquire warrants pursuant to the FTN Option Agreement. Such options to acquire such warrants are exercisable by BMVF upon the satisfaction of certain conditions, including (1) the approval, by the requisite vote of the holders of the Issuer's Common Stock, of the acquisition by the issuer of InfuSystems, Inc., (2) the consummation of such acquisition and
(3) the trading price for per of Common Stock of the issuer equaling or exceeding $8.00 for any 20 out of 30 consecutive trading days.

            On October 25, 2007, the option to purchase 690,000 shares subject to the Founders Option Agreement became exercisable due to the satisfaction of the conditions specified above. On December 4, 2007, BOVF exercised options to purchase all 690,000 shares.

            The options described above which Great Point acquired pursuant to the Founders Option Agreement and the FTN Option Agreement were acquired, pursuant to such agreements, in consideration of Great Point's agreement to purchase 3,000,000 shares of the issuer's Common Stock at a purchase price of no more than $5.97 per share. Each such option was exercisable for a total aggregate exercise price of $1.00.

            Pursuant to a Board Representation Agreement, dated as of October 12, 2007 (the "Board Representation Agreement"), by and between the issuer and Great Point, the issuer has agreed to take any necessary action to increase the size of its Board of Directors by one and to use its best efforts to cause the vacancy thereby created to be filled with a director designated by a representative chosen by Great Point. Under the Board Representation Agreement, for so long as Great Point beneficially owns an aggregate of at least 10% of the issued and outstanding Common Stock or other voting securities of the issuer, the issuer is required to (1) use its best efforts to cause its nominating committee to recommend for election each year one director as designated by a representative chosen by Great Point and (2) cause such person to be elected to the Board of Directors of each subsidiary of the issuer. Great Point's representative has no obligation to designate any such person. If at any time there is no designee chosen by Great Point's representative serving on the Board of Directors of the issuer, Great Point's representative has the right to participate as an observer in meetings of the Board of Directors or any committee thereof.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following documents are filed as exhibits and are incorporated herein.

Exhibit Description
-------------------

10.1 Option Agreement, dated as of October 12, 2007, by and among Great Point Partners, LLC, Sean McDevitt, Pat Lavecchia, John Voris, Wayne Yetter and Jean Pierre Millon, incorporated herein by reference to Exhibit 10.1 to
      Schedule 13D filed by the undersigned on October 25, 2007.

10.2 Option Agreement, dated as of October 12, 2007, by and between Great Point Partners, LLC and FTN Midwest Securities Corp, incorporated herein by reference to Exhibit 10.2 to Schedule 13D filed by the undersigned on October 25, 2007.

10.3 Assignment, dated as of October 15, 2007, by and among Great Point Partners, LLC, Biomedical Value Fund, L.P.and Biomedical Offshore Value Fund, Ltd., incorporated herein by reference to Exhibit 10.3 to Schedule 13D filed by the undersigned on October 25, 2007.

10.4 Board Representation Agreement, dated as of October 12, 2007, by and between HAPC, Inc. and the other persons named on the signature pages thereto, incorporated herein by reference to Exhibit 10.4 to Schedule 13D filed by the undersigned on October 25, 2007.

10.5 Form of Warrant Agreement between Mellon Investor Services LLC and Healthcare Acquisition Partners Corp., incorporated herein by reference to
      Exhibit 4.4 to Amendment No. 1 to HAPC, Inc.'s Registration Statement on Form S-1 (File No. 333-129035) filed on December 8, 2005.

10.6 Form of Purchase Option granted to FTN Midwest Securities Corp., incorporated herein by reference to Exhibit 4.5 to Amendment No. 3 to HAPC, Inc.'s Registration Statement on Form S-1 (File No. 333-129035) filed on March 3, 2006.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 5, 2007


                                          Biomedical Value Fund, L.P.

                                          By:   Great Point GP, LLC, its general
                                                partner

                                          By:   /s/ Dr. Jeffrey R. Jay
                                             ---------------------------------
                                                Name:  Dr. Jeffrey R. Jay
                                                Title: Senior Managing Member



                                          Biomedical Offshore Value Fund, Ltd.

                                          By:   Great Point GP, LLC, its
                                                investment manager

                                          By:   /s/ Dr. Jeffrey R. Jay
                                             ---------------------------------
                                                Name:  Dr. Jeffrey R. Jay
                                                Title: Senior Managing Member



                                          Great Point Partners, LLC


                                          By:   /s/ Dr. Jeffrey R. Jay
                                             ---------------------------------
                                                Name:  Dr. Jeffrey R. Jay
                                                Title: Senior Managing Member



                                                /s/ Dr. Jeffrey R. Jay
                                          ------------------------------------
                                          Dr. Jeffrey R. Jay, individually

                                                /s/ Mr. David Kroin
                                          ------------------------------------
                                          Mr. David Kroin, individually

                                                                       EXHIBIT A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

    (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

    (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 5, 2007

                                          Biomedical Value Fund, L.P.

                                          By:   Great Point GP, LLC, its
                                                general partner

                                          By:   /s/ Dr. Jeffrey R. Jay
                                             ---------------------------------
                                                Name:  Dr. Jeffrey R. Jay
                                                Title: Senior Managing Member

                                          Biomedical Offshore Value Fund, Ltd.

                                          By:   Great Point GP, LLC, its
                                                investment manager

                                          By:   /s/ Dr. Jeffrey R. Jay
                                             ---------------------------------
                                                Name:  Dr. Jeffrey R. Jay
                                                Title: Senior Managing Member

                                          Great Point Partners, LLC

                                          By:   /s/ Dr. Jeffrey R. Jay
                                             ---------------------------------
                                                Name:  Dr. Jeffrey R. Jay
                                                Title: Senior Managing Member

                                                /s/ Dr. Jeffrey R. Jay
                                          ------------------------------------
                                          Dr. Jeffrey R. Jay, individually

                                                /s/ Mr. David Kroin
                                          ------------------------------------
                                          Mr. David Kroin, individually